Exhibit 7.5

June 13, 2014

The Bank of New York Mellon

Depositary Receipts Division

101 Barclay Street, 22-W

New York, NY 10126

Re:	Gentium S.p.A.

Ladies and Gentlemen:

Reference is hereby made to Item 2 of the letter agreement dated March 14, 2014 between The Bank of New York Mellon (the “Depositary”) and Gentium S.p.A. (“Gentium”) and to the Deposit Agreement dated as of June 15, 2005 (the “Deposit Agreement”) among the Depositary, Gentium and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder evidencing American Depositary Shares (the “ADSs”) representing ordinary shares (the “Shares”) of Gentium. Capitalized terms used in this letter that are not defined herein have the meanings given to them in the Deposit Agreement.

The Depositary has advised the undersigned, Jazz Pharmaceuticals Italy S.p.A. (“Jazz Italy”), the controlling shareholder of Gentium, that 306,411 Shares remain on deposit under the Deposit Agreement and that the Depositary has not received a superior bona fide offer to purchase all the remaining deposited Shares pursuant to Section 6.02 of the Deposit Agreement. Accordingly, Jazz Italy hereby offers to purchase, and the Depositary agrees to sell all 306,411 Shares underlying ADSs for a price of $57.00 per Share, free and clear of any lien created by or in favor of the Depositary or any of its affiliates.

On June 16, 2014, Jazz Italy will initiate a wire in the amount of $17,465,427.00 to the following account of the Depositary:

Bank Name:	The Bank of New York Mellon
ABA#:	XXX-XXX-XXX
Account Number:	XXX/XXX-XXX
Attention:	XXXXX/Gentium

Upon receipt of payment, the Depositary will instruct its custodian Societe Generale Securities Services S.p.A., Milan to deliver 306,411 Shares to the account below:

Codice Rapporto:	XXXXX DEPOSITI AMMINISTRATI
JAZZ PHARMACEUTICALS ITALY SPA
VIA ALESSANDRO MANZONI, 30
20121 MILANO MI

Custodian Bank:	Intesa San Paolo
via Hoepli 10, 20121 Milano
Account holder: Jazz Pharmaceuticals Italy S.p.A.
Italian Account reference: XXXXX
IBAN: XXXXX
BIC branch via Hoepli: XXXXX
SWIFT: XXXXX

Jazz Italy shall determine the amount of any Italian taxes, including without limitation, Italian financial transaction tax, that is due in respect of its purchase of the Shares. Jazz Italy shall be responsible for and pay any tax of that kind due in respect of that purchase of Shares to the Italian tax authorities or make arrangement for such payment by an Italian financial intermediary involved in the execution of the transaction or otherwise. The Depositary shall not be responsible for the collection, payment or reporting of any such tax.

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In consideration of the Depositary’s agreement contained herein, Jazz Italy will indemnify the Depositary, its directors, employees, agents and affiliates and any Custodian against, and hold each of them harmless from, any liability or expense (including, but not limited to any fees and expenses incurred in seeking, enforcing or collecting such indemnity and the fees and expenses of counsel and including any claim that the price for the Shares is inadequate) that may arise out of or in connection with acts performed or omitted pursuant to the provisions of this letter (i) by the Depositary or a Custodian or their respective directors, employees, agents or affiliates, except for any liability or expense arising out of the negligence or bad faith of either of them or their respective directors, employees, agents or affiliates, or (ii) by Jazz Italy or any of its directors, employees, agents or affiliates.

Very truly yours,

JAZZ PHARMACEUTICALS ITALY S.p.A.

By:	/s/ Fintan Keegan
Name: Fintan Keegan
Title: Director

Acknowledged and agreed:

THE BANK OF NEW YORK MELLON

By:	/s/ Joanne DiGiovanni Hawke
Name: Joann DiGiovanni Hawke
Title: Managing Director